Exhibit 99.2
The Next Wave of Innovation 43rd ANNUAL JP MORGAN HEALTHCARE CONFERENCE JANUARY 13, 2025

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’s internal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “aim,” “continue,” “future,” “ongoing,” “opportunity,” “plan,” and “potential,” and include statements argenx makes regarding its expected profitability in 2025; its 2025 strategic priorities, including its PFS launch, 10 Phase 3 studies and 10 Phase 2 studies, and four molecules in Phase 1 studies; the continued growth of VYVGART Hytrulo, including its expected autoinjector launch in 2027 and four global decisions in 2025; its expectations regarding the increase in the MG Total Addressable Market in the U.S. in 2030; its expectations regarding the continued growth in CIDP, including its plan to launch multiple CIDP products in 2025 and the expected timing of the EMVIGORATE study; its expectations regarding the growth of the MMN market opportunity; data readouts and regulatory milestones and plans, including the timing of planned clinical trials, expected data readouts, and regulatory approvals; the Wave 2 growth plan for 2026-2027; the Wave 3 growth plan for 2028-2030; its vision for 2030, including having 5 new molecules in Phase 3, 10 labeled indications and having 50,000 patients on treatment; and the anticipated timing of pending PFS regulatory decisions in the U.S., Europe, Canada and Japan. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the results of argenx's clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements in products and product candidates; the acceptance of argenx's products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on our business; disruptions caused on our reliance of third parties suppliers, service provides and manufacturing; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

3 We are ALL IN on Innovation

Innovation has no meaning unless it provides real benefit to patients 4

VYVGART® Builds Foundation of Innovation Foundational Immune Target FcRn First-in-Class Potential Best-in-Class Fc Fragment Pipeline in a Product Opportunity VYVGART 15 In Development 3 Approved Indications 5 ABDEG Precision IgG Degradation Expansive Development Portfolio

VYVGART is Setting a New Standard for Patients

MG


Fred, MG Patient

8/10 Response rate
MG-ADL SCORE ≤ 5

54% No/minimal symptoms
MSE = MG-ADL SCORE of 0 or 1

CIDP


Jamilah, CIDP Patient

7/10 Meaningful response
ECI STAGE A

32% Substantial improvement in functional ability
≥2 POINT DECREASE IN INCAT FROM RUN-IN BASELINE

> “I feel fantastic! Amazing! My wife keeps telling me to shut up because I am talking too much since I am so excited! I cried a tear of happiness when I was eating because I was able to chew and swallow with no problem. I am so happy!”
>
> – VYVGART Patient

argenx
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Financial Strength to Invest in Sustainable Innovation 21 75 131 173 218 269 329 374 398 478 573 737 0 50 100 150 200 250 300 350 400 450 500 550 600 650 700 750 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 $M Product Net Sales by Quarter $2.2B 2024 Product Net Sales Cash reflects cash, cash equivalents and current financial assets as of December 31, 2024 $3.4B Strong Cash Position Profitable in 2025 Disciplined Capital Allocation and Scaling 7 Q4 and FY 2024 selected financial information is preliminary, unaudited, and subject to adjustment

Fuel pipeline growth 2025 Strategic Priorities PFS Launch Expand next wave of innovation 4 New Molecules in Phase 1 8 Reach more patients with VYVGART 10 Phase 3s 10 Phase 2s

Reach More Patients with VYVGART 9

PFS to Accelerate VYVGART Growth in MG and CIDP PFS PDUFA April 10, 2025 Aiming for Self-Administration 4 Global Decisions on Autoinjector Approval in 2025 2027 Planned Launch 10 Pre-Filled Syringe* Autoinjector* *FPO Application Pending Not FDA Approved *FPO Not FDA Approved

Growing VYVGART Leadership in MG U.S. Addressable MG Patients Total Addressable Market in 2030 Addressable Market at Launch 17K +11K +7K +25K 60K Seronegative Ocular Growth in Biologics Share of Market Path to 60K Addressable Patients Consistent QoQ growth VYVGART has set a high bar 11 Source: argenx market research #1 BRANDED BIOLOGIC for gMG

Ocular Domain Effect in ADAPT (1) Opportunity To Set New Standard in Ocular MG High Disease Burden Impaired ability to work, drive and participate in social activities High Treatment Burden Frequent chronic, high doses of oral corticosteroids(2) Pioneer and Transform + Strong rationale from ADAPT and case reports + Upside potential to delay generalization to gMG + OCULUS: First and only study in oMG (2) 89% ≥10mg/kg/day and 46% ≥20 mg/kg/day and 18% ≥;30mg/kg/day | source: PROMISE MG Addressing Unmet Need EFGARTIGIMOD PLACEBO 12 (1) Source: Vera Bril et al. Effect of Efgartigimod on Muscle Group Subdomains in Participants With Generalized Myasthenia Gravis: Post Hoc Analyses of the Phase 3 Pivotal ADAPT Study Weeks %change from baseline in MG-ADL ocular subdomain

Continued Momentum in CIDP Patients Physicians Payors ~1,000 Patients on Therapy 90% Lives Covered Majority policies favorable 25% New Prescribers Global Expansion Multiple planned launches in 2025 Majority IVIg-experienced Breadth and depth of prescribers 13

Fuel Pipeline Growth 14

Investigate/ESR Expand GBS NMOSD MG Crisis MG Steroid Taper CIDP gMG oMG snMG CMS SMA ALS MMN CIDP SJD TED DGF AIE Lead ON SSC DM DM ASyS IMNM AMR LN ITP ITP Other I&I Our Pipeline is Positioned to Fuel Continuous Growth Neuromuscular Rheumatology ARGX-119 Empasiprubart Efgartigimod 15 Prevalence Bubble Size and Color Indicates Asset <15k 15-100k 100-300k

Empasiprubart is Now a Phase 3 Asset DGF and DM Proof of Concept Studies MMN and CIDP Registrational Studies IgG IgM Mannose sugar C5 C4 C2 C3 CP LP 16 Foundational Immune Target Complement Factor C2 First-in-Class Potential Best-in-Class C2-Specific Antibody Pipeline in a Product Opportunity Empasiprubart Intersection of Classical and Lectin Pathways NHance

Phase 2 ARDA Study: Transformational Data in MMN Significant Unmet Need Empasiprubart Treated Patients Feel Better than their Best on IVIg Life-Limiting Symptoms Progressive, disabling, asymmetric limb weakness Severe disability in 20% of patients Frequently misdiagnosed as ALS IVIg as only approved therapy Cohort 1: 94.4% improved 0 20 40 60 80 100 Percentage of Participants (%) Empasiprubart Placebo Very much improved Minimally improved Much improved No change Minimally worse Much worse Very much worse Study Met Primary Endpoint 91% Empasiprubart reduced risk of IVIg retreatment by up to 17 Cohort 1 Presented at the 10 Presented at the 2024 Peripheral Nerve Society (PNS) th Congress of the European Academy of Neurology (EAN)

18 Disrupting Blockbuster Markets EMPASSION Study Ongoing EMVIGORATE Study to Begin 1H 2025 CIDP Opportunity to shape CIDP with two argenx medicines MMN Two Head-to-Head Phase 3 Studies with IVIg >400 patients enrolled in iMMersioN natural history study Innovation Builds Markets Today Following similar analogues in MG and MS Future More innovation brings better outcomes for more patients MMN Market $750-800M Market1 18 1. Opta, Takeda, CSL, argenx analysis

ARGX-119 is Now in Proof-of-Concept Studies Foundational Immune Target MuSK First-in-Class Potential Best-in-Class MuSK Agonist Antibody Pipeline in a Product Opportunity ARGX-119 SMA Next Indication CMS and ALS Proof-of-concept Studies P P MuSK SIMPLE Antibody Crucial for Neuromuscular Junction Function 19

Expand Next Wave of Innovation 20

4 Phase 1 Molecules in 2025 Continued Leadership with Broad Immune System Targets ARGX-213 FcRn ARGX-121 IgA ARGX-220 Target Undisclosed ARGX-109 IL-6 Fc-ABDEGTM Potential for monthly dosing Rapid, deep IgA reduction Best-in-class potency NHance® First-in-class sweeper Convenient dosing Prolonged IgG reduction Fc-ABDEGTM α-albumin VHH Enables flexible dosing Leverages FcRn biology 21

Innovation Model Generating World-Class Pipeline Active IIP Programs 4 PHASE 1 10 Proof of Concept 10 PHASE 3 APPROVED Neuro Target Neuro Target ARGX-213 (FcRn) Lupus Nephritis Seronegative MG Neuro Target Neuro Target ARGX-109 (IL6) AMR Ocular MG Neuro Target Rheum Target ARGX-121 (IgA) Scleroderma ITP Rheum Target Rheum Target ARGX-220 AIE TED Rheum Target Rheum Target Undisclosed Sjogren’s Disease Heme Target Skin Target Delayed Graft Function IMNM Skin Target Renal Target Dermatomyositis ASyS Renal Target Other CMS Dermatomyositis Other Other ALS MMN SMA CIDP Efgartigimod Empasiprubart ARGX-119 Other PROGRAMS 22

Significant Momentum Ahead Regional PFS Approvals 1H25 PFS FDA, EMA decisions on approval 2H25 PFS Canada, Japan decisions on approval Efgartigimod IVIg Switch CIDP Ph4 Efgartigimod Seronegative MG Ph3 Efgartigimod Lupus Nephritis Ph2 Empasiprubart DGF Ph2 ARGX-119 CMS Ph1b ARGX-109 Ph1 1H26 Efgartigimod Ocular MG Ph3 Empasiprubart DM Ph2 ARGX-119 ALS Ph2a ARGX-121 Ph1 ARGX-213 Ph1 2H26 Empasiprubart MMN Ph3 Efgartigimod TED Ph3 Efgartigimod Myositis Ph3 Efgartigimod ITP (US) Ph3 Efgartigimod SSc Ph2 4 6 6 4 DECISIONS ON APPROVAL Ph3 READ OUTS Ph2 READ OUTS NEW MOLECULES IN Ph1 23

Wave 1: TODAY Wave 2 (2026-2027) Wave 3 (2028-2030) TED Myositis oMG snMG Sjogren’s gMG CIDP ITP DM MMN CMS CIDP 50K 24 Strong Growth Trajectory to 50K Patients VYVGART Empasiprubart ARGX-119

25 Vision 2030 COMMITMENT TO OUR INNOVATION MISSION 5 New Molecules in Phase 3 10 Labeled Indications 50k Patients on Treatment 25

Appendix 26

Top 5 Autoimmunology Launches Our Innovation is Now Enabling our Sustainable Future 0 100 200 300 400 500 600 700 800 900 1000 L+0 L+1 L+2 L+3 L+4 L+5 L+6 L+7 L+8 L+9 L+10 L+11 L+12 PRODUCT NET REVENUE (USD, M) QUARTERS POST LAUNCH 27

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This is just the Beginning PHASE 3 STUDIES IN PROGRESS 2025 PROOF OF CONCEPT STUDIES snMG 81K* TED 100K ITP-US 75K Sjogren’s 330K IMNM 6K oMG 81K* ASyS 12K DM 70K LN 40K AMR 8K SSc 87K AIE 45K argenx market research; US prevalence and TAM numbers (except Japan ITP), sn gMG and oMG are in-market expansion studies *81k represents total MG prevalence, with snMG and oMG each representing 15% MG Launched 2022 81K CIDP Approved June 21, 2024 43K ITP Approved in Japan | March 26, 2024 17K Unnamed Indication 29

Next Wave of Growth for VYVGART

	Sjogren's Disease	Myositis (IMNM, ASyS, DM)	Thyroid Eye Disease
BIOLOGY	• Anti-Ro/Anti-La AutoAbs • Passive transfer model evidence • IgG reduction associated with improvement	• Myositis AutoAbs • Passive transfer model evidence (IMNM) • AutoAb titer correlates with disease activity	• IGF-1R, TSHR AutoAbs • Pathogenic potential of IgG (in vitro and in vivo) • AutoAbs correlate with clinical activity and severity
CLINICAL	**POC established – GO decision** Treatment effect across multiple clinical endpoints, consistent with biomarker data CRESS/ESSDAI **UNITY Phase 3 ongoing**	**POC established – GO decision** Strong signal across subtypes inclusive of TIS **ALKIVIA Phase 3 readout 2H 26**	**POC established** FcRn antagonization validated in TED* **uplighTED Phase 3 readout 2H 2026**
COMMERCIAL	Steroids/NSISTs Cholinergic agonists Artificial tears **330K**	Steroids IVIg **6K IMNM** **11K ASyS** **70K DM**	Teprotumumab is only FDA approved treatment **100K**

*Immunovant

argenx

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